Fortuna intercepts 854 g/t Ag and 5.0 g/t Au over 3.3 m in Trinidad North step-out drilling at the San Jose Mine, Mexico

Vancouver, July 14, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX:FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce results for additional step-out drilling of the Trinidad North discovery located contiguous with the San Jose Mine in Oaxaca, Mexico.  Results are included for eleven drill holes completed from April through June of 2014, confirming that the high-grade silver-gold mineralization remains open along strike to the north and to depth.

Highlights of Step-out Drilling

SJOM-369

•

1,029 g/t Ag and 5.94 g/t Au (1,385 g/t Ag Eq) over ETW* of 3.3 m

SJOM-378

•

467 g/t Ag and 1.93 g/t Au (583 g/t Ag Eq) over ETW of 4.9 m

SJOM-386

•

399 g/t Ag and 2.15 g/t Au (528 g/t Ag Eq) over ETW of 13.0 m

SJOM-390

•

636 g/t Ag and 2.93 g/t Au (812 g/t Ag Eq) over ETW of 4.0 m

SJOM-395

•

854 g/t Ag and 4.97 g/t Au (1,152 g/t Ag Eq) over ETW of 3.3 m

* ETW = Estimated True Width

Dr. Thomas I. Vehrs, Vice President of Exploration, commented: “The results of the step-out drilling at Trinidad North continue to support the presence of a strong and well developed mineralized system.  The mineralization is hosted in hydrothermal boiling breccias, crackle breccias and stockwork vein zones characteristic of a very productive and extensive epithermal system.  With the results of each new drill hole, we are refining our interpretations of the geology and the mineralization, and growing increasingly confident of the exploration upside of the system.  The crosscut at the 1300 meter level is being advanced a further 300 meters to the north to allow for the development of additional drill stations and exploration of the strike extension of the mineralized system.”

The Trinidad North discovery was announced in February of 2013 (see Fortuna news release of February 4, 2013) and a maiden resource for the Trinidad North zone was announced in October of 2013.  At a 70 g/t Ag Eq cutoff, Inferred Resources at Trinidad North as of the July 4, 2013 data cutoff date were estimated at 1.9 Mt averaging 269 g/t Ag and 1.67 g/t Au, containing 16.3 Moz Ag and 100.8 koz Au.  Resource estimates at higher cutoff grades were also presented and the reader is referred to the October 17, 2013 news release for additional information.  Step-out drilling of the Trinidad North discovery was initiated in late September of 2013 with initial results being reported in Fortuna news releases dated November 25, 2013, January 21, 2014, March 10, 2014 and April 29, 2014.  An updated resource estimate with a data cutoff date of June 30, 2014 is currently in preparation.

Assay Results for Principal Mineralized Intervals – Trinidad North Step-out Drilling

Hole_Id	From (m)	To (m)	Int (m)	ETW* (m)	Ag (g/t)	Au (g/t)	Pb (ppm)	Zn (ppm)	Cu (ppm)	Ag Eq** (g/t)
SJOM-369	330.85	338.50	7.65	4.3	187	1.03	1201	2283	136	248
	355.30	361.00	5.70	3.3	1029	5.94	2482	4437	184	1385
	376.70	379.50	2.80	1.7	182	2.18	5074	13559	920	313
SJOM-372	249.25	252.25	3.00	2.3	139	0.68	47	90	13	180
	275.50	280.60	5.10	4.0	125	0.74	84	161	19	169
	311.00	313.30	2.30	1.8	187	0.60	1149	2501	49	223
SJOM-373	248.45	252.00	3.55	2.8	536	3.61	370	762	59	753
SJOM-377	232.70	235.50	2.80	2.3	127	0.53	452	1018	25	159
SJOM-378	312.35	322.00	9.65	5.1	168	1.01	152	297	22	229
	378.80	382.40	3.60	1.8	296	1.61	331	592	17	393
	391.15	398.30	7.15	4.9	467	1.93	2815	4200	124	583
SJOM-381	207.90	209.70	1.80	1.5	197	1.04	588	985	19	260
	232.50	236.00	3.50	3.0	160	0.89	755	1835	97	214
SJOM-383	205.30	206.50	1.20	1.0	254	1.37	10	82	13	336
	227.60	234.00	6.40	4.7	188	0.81	39	76	10	236
	272.55	275.50	2.95	2.5	219	0.82	1012	2330	15	269
SJOM-386	321.45	348.50	27.05	13.0	399	2.15	332	598	27	528
	358.50	366.50	8.00	4.0	271	1.56	323	717	31	365
	380.00	382.60	2.60	1.3	160	0.71	576	1033	18	202
SJOM-390	397.70	410.15	12.45	6.3	128	0.65	302	605	76	167
	413.85	421.90	8.05	4.0	636	2.93	739	1891	110	812
SJOM-394A	248.00	255.00	7.00	4.0	123	1.00	72	198	29	183
SJOM-395	414.70	420.95	6.25	3.3	854	4.97	4412	10610	190	1152
* ETW = Estimated True Width

** Ag Eq values estimated at Au:Ag ratio of 60 based on metal prices of US$1200/oz Au and US$20.00/oz Ag and metallurgical recoveries of 89 % for both Au and Ag; Averages calculated at cutoff of 70 g/t Ag Eq

Longitudinal sections showing the location of the step-out drill hole results relative to the Trinidad North maiden resource area are available at the following link:  http://www.fortunasilver.com/s/san_jose.asp?ReportID=664325.

San Jose Mine

The San Jose mine and processing plant were successfully expanded to 2,000 tpd in April 2014 (see Fortuna news release of April 14, 2014) and studies are currently underway to assess the potential for a further expansion to 3,000 tpd.  Production for the first half of 2014 was 2,098,446 oz silver and 15,583 oz gold, 10 percent and 8 percent above budget, respectively.  Production guidance for 2014 is for the processing of 683,000 tonnes of ore averaging 203 g/t Ag and 1.56 g/t Au, resulting in the estimated production of 4.0 million ounces of silver and 30.4 thousand ounces of gold.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One-half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver-, gold- and base metal-producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing exploration and development opportunities in the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Perú): +51.1.616.6060, ext. 0

Forward looking Statements

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